SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

OCTOBER 15, 2008

LUMENIS LTD.
(Translation of registrant’s name into English)

P.O.Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Attached hereto and incorporated herein are copies of the following items:

1.	Registrant’s Notice of 2008 Annual General Meeting and Proxy Statement, dated October 15, 2008, being mailed to the Registrant’s shareholders in connection with the Registrant’s 2008 Annual General Meeting of shareholders to be held on November 23, 2008, attached as Exhibit 99.1 hereto.

2.	Proxy Card being mailed to the Registrant’s shareholders in connection with the Registrant’s 2008 Annual General Meeting of shareholders to be held on November 23, 2008, attached as Exhibit 99.2 hereto.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (Registrant) By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary

Dated: October 15, 2008